

BANCROFT CAPITAL, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17A-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2023

BANCROFT CAPITAL, LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Those Charged with Governance of
Bancroft Capital, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bancroft Capital, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2017.

March 27, 2024
Philadelphia, PA

WithumSmith+Brown, PC   1835 Market Street, Suite 1710, Philadelphia PA 19103-2945   **T** (215) 546 2140   **F** (215) 546 2148   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

BANCROFT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS

Cash and cash equivalents	$	6,116,541
Receivables from non-customers		327,398
Certificate of deposit		5,012,521
Securities owned, at market value		245,111
Property and equipment, net		37,538
Clearing deposit		250,000
Security deposits		20,744
Right-of-use asset, net		431,934
Other assets		106,634
Total assets	**$**	**12,548,421**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$	574,747
Distributions payable		37,808
Operating lease liability		461,821
Total liabilities		**1,074,026**
MEMBERS' EQUITY		**11,474,395**
Total liabilities and members' equity	**$**	**12,548,421**

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Bancroft Capital, LLC (the "Company"), a Pennsylvania limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and licensed by the Financial Industry Regulatory Authority ("FINRA"). The Company is owned by Cauldon D. Quinn (51%) and Bancroft Holdings, LLC (49%), (the "Members"). The Company is registered as a securities broker-dealer and Pennsylvania investment adviser. The Company clears all transactions through its clearing organization on a fully-disclosed basis.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, certificates of deposit ("CD") and investment in money market funds. The Company places its cash, CD and money market funds with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. The Company does not require collateral or other security from its customers.

Measurement of Credit Losses

The Company follows guidance of ASU No. 2016-13, "Measurement of Credit Losses on Financial Instruments", which recognizes credit losses on financial instruments.

The guidance of ASU No. 2016-13 states the Company applies a credit reserving model known as the Current Expected Credit Loss ("CECL") model, which is based on expected losses over the life of an asset, and applies to financial assets carried at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. The allowance must reflect management's estimate of credit losses over the life of the assets taking future economic changes into consideration.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.
See Report of Independent Registered Public Accounting Firm.

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BANCROFT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2023

The Company's expectation is that credit risk associated with receivables from customers is not significant until they are 90 days past due on the contractual arrangement and expectation of collection. Balances that are still outstanding after management has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company does not charge interest.

The Company evaluated the impact of this guidance and determined there are no credit loss allowances necessary as of December 31, 2023.

Cash and Cash Equivalents

The Company considers cash and short-term securities purchased with original maturities of three months or less as cash equivalents. Of the Company's total cash and cash equivalents, $5,286,513 is held in money market accounts and mutual funds.

Property and Equipment

Property and equipment are recorded at cost. The Company depreciates its property and equipment using the straight-line method over their estimated useful lives as follows:

Computer equipment	3 years
Furniture and fixtures	5 years

Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized. At the time an item of physical property is retired, sold, or otherwise disposed of, the cost of the asset and the related accumulated depreciation applicable to such item is relieved. Gains or losses resulting from retirements or sales are charged or credited to income.

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the carrying amount of the asset exceeds the undiscounted future cash flows expected to be generated by the asset, an impairment charge is recognized.

Income Taxes

The Company is an LLC. For both federal and state tax purposes, LLCs are taxed as partnerships. All income taxes on net earnings are payable by the members of the LLC and accordingly, no provision for income taxes is required.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.
See accompanying notes to financial statements.

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As of December 31, 2023, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. Any tax benefit that the members may receive is not remitted to the Company.

Guaranteed Payment to Members

Guaranteed payment to members that are intended as compensation for services rendered are accounted for as Company expenses rather than allocations of membership net income. Payment to member is included in salary on the Statement of Operations.

2. FAIR VALUE MEASUREMENTS

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced inputs, including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, commodity prices, credit spreads and funding spreads (i.e., the spread or difference between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

U.S. GAAP has a three-level hierarchy for disclosure of fair value measurements. This hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in this hierarchy is based on the lowest level of input that is significant to its fair value measurement. In evaluating the significance of a valuation input, the Company considers, among other factors, a portfolio's net risk exposure to that input. The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the Company has access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

*These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.
See accompanying notes to financial statements.*

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The Company owns $245,111 in municipal securities as of December 31, 2023. These securities are considered Level 1 of the fair value hierarchy.

Certificate of Deposit

On April 21, 2021, the Company purchased a $5 million certificate of deposit ("CD") with a maturity of April 21, 2024. The CD amount of $5,012,521 on the statement of financial condition includes accrued interest as of December 31, 2023, and is held at amortized cost.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2023:

Property and equipment	$	213,158
Less: accumulated depreciation and amortization		(175,620)
Property and equipment, net	$	37,538

Depreciation expenses totaled $37,538 for the year ended December 31, 2023.

4. OFF-BALANCE SHEET RISK

Pursuant to a clearing agreement the Company introduces all its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carry securities transactions introduced by the Company. As of December 31, 2023, the Company has total cash deposits with the clearing organization in the amount of $250,000.

5. COMMITMENTS AND CONTINGENCIES

Line of Credit

The Company has a $250,000 bank line of credit, which is due on demand. This line of credit is renewed annually and is secured by other accounts held with the bank. This line of credit bears interest, payable monthly, at the bank's prime rate. There was no outstanding balance on this line of credit as of December 31, 2023.

Leases

The Company categorizes leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that allow the Company to substantially utilize or pay for the entire asset over its estimated life. All other

leases are categorized as operating leases. Leases with contractual terms of 12 months or less, short-term leases, are not recorded on the statement of financial condition. The Company had no finance leases as of December 31, 2023.

The Company has two long-term operating leases:

1. Office space in Fort Washington, PA
2. Canon copier located at the office in Fort Washington, PA

The Company recognized Right-of-Use ("ROU") assets and lease liabilities related to fixed payments for these long-term operating leases in its statement of financial condition as of December 31, 2023.

The Company also has short-term leases, which include office spaces in California, Illinois, New York and Texas.

Certain lease contracts include obligations to pay for other services, such as operations, property taxes, and maintenance. These services are accounted for separately and payments are allocated to the lease and other services components based on estimated stand-alone prices.

On August 1, 2023, the Company renewed its operating lease agreement under which it leases approximately 3,338 rentable square feet of office space for its headquarters at 501 Office Center Drive, Fort Washington, PA. The lease term expiration is November 30, 2028. The lease may be terminated early by the Company or the landlord under certain circumstances.

On January 2, 2020, the Company entered into an operating lease agreement under which it leases a Canon copy machine. The machine is located at its headquarters at 501 Office Center Drive, Fort Washington, PA. The lease term expiration is February 1, 2025.

Options to extend lease terms, terminate leases before the contractual expiration date, or purchase the leased assets, are evaluated for their likelihood of exercise. If it is reasonably certain that the option will be exercised, the option is considered in determining the classification and measurement of the lease.

Costs associated with operating lease assets are recognized on a straight-line basis within the operating expenses over the term of the lease.

Further, the Company elected to implement the package of practical expedients, whereby the Company did not (i) reassess existing contracts for embedded leases, (ii) reassess

existing lease agreements for finance or operating classification, or (iii) reassess existing lease agreements in consideration of initial direct costs. The implementation of this standard did not have a material impact to the statements of operations or cash flows or the Company's debt-covenants calculations under its current agreements.

Lease liabilities under operating leases as of December 31, 2023 are as follows:

2024	$	94,078
2025		90,421
2026		92,140
2027		94,438
2028		88,618
Total undiscounted lease payments		459,695
Imputed interest		2,126
Total lease liabilities	$	461,821

6. EXEMPTION FROM RULE 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii). As the Company does not handle customer cash or securities, it does not have any obligation with respect to Possession or Control requirements of SEC Rule 15c3-3.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital equal to the greater of $100,000 or 6.667% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $10,655,851, which was $10,555,851 in excess of its required net capital of $100,000. The Company had total aggregate indebtedness at December 31, 2023 of $642,861, which was 6.03% of net capital.

8. SUBSEQUENT EVENTS

No additional events or transactions subsequent to December 31, 2023 through the date of these financial statements were available for issuance that would require recognition or disclosure in these financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.
See accompanying notes to financial statements.

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9. LEGAL PROCEEDINGS

The Company may be party to various legal actions arising in the normal course of their business. Based upon information available at this time, including advice from legal counsel, the Company has concluded that these matters will not have a material adverse effect upon the financial condition, results of future operations, or cash flows.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.
See accompanying notes to financial statements.

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